OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Personal Airline Exchange, Inc.

401 Wilshire Blvd.
Suite 1070
Santa Monica, CA 90401

http://www.pax.aero

10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 100,000 shares of common stock ($100,000)

Minimum 10,000 shares of common stock ($10,000)

Company	Personal Airline Exchange, Inc.
Corporate Address	401 Wilshire Blvd, Suite 1070, Santa Monica, CA 90401
Description of Business	Online jet charter booking service
Type of Security Offered	Shares of PAX common stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Personal Airline Exchange, Inc. (PAX) is an online company that provides a marketplace platform to allow the request, negotiation and sale of jet charter flights. Unique to PAX is the ability for multiple users to hold virtual negotiations with each other, grouping together enough parties to form a flight, e.g. twenty people negotiating thru an online agent to find six passengers to fill a flight. Once a flight is created, it is submitted to charter operators through a bidding system. The PAX system makes extensive use of advance computer science, cognitive artificial intelligence, and proprietary flight optimization algorithms.

PAX, as a platform, adds a markup fee to what operators bid, and charges users a transaction fee for completing a sale.

Sales, Supply Chain, & Customer Base

The company has a track record of making charter sales through an online platform. The PAX sales plan leverages established practices by the airlines; open a limited area of coverage, defined by city pairs or routes. When these generate target volume, expand coverage incrementally. There is mathematical evidence (phase transition theory) that supports incremental expansion of routes is preferred; there is small incremental cost, but the new route reaches the target sales volume rapidly.

The customer base is existing charter customers, and airline customers that are willing and able to pay for improved service. Currently PAX has contacts of over 6,000 people who have shown interest in PAX service.

Competition

The online jet charter market has three types of competitors: membership/subscription models, digital brokers, and marketplace for shared charter.

PAX is in the *marketplace* for shared charter, but competes with the other two as well

Examples of subscription/membership model are **Wheels Up** and **JetSmarter**. Example of digital broker is **Victor**.

Wheels Up and JetSmarter allow a user to book a flight and then share the seats. These are the primary competitors in the shared charter space.

Liabilities and Litigation

No litigation and none for the life of the company.

PAX has a loan from a founder, Mike Azzarello, $17,000. No other liabilities exist.

The team

Officers and directors

Mike Azzarello	Founder & CEO, Director
George Lebeau	Director
Ray Gedert	Director

Mike Azzarello
Founder, CEO and Director of Personal Airline Exchange, Inc., June 2014 to Present. Founded JetLimo, successful charter sales through website. Built SuiteShare and SuiteDeal Apps for JetSuite, booking 2-5 flights per day. Sales Management at Sun and Oracle. COO for a Southern California Oracle development firm.

George Lebeau
Director at The Personal Airline Exchange Inc. since 2014. Business Manager for Segel Group Limited May 2009 - Present. SGL is an investment firm in Southern California with a diverse portfolio across multiple industries.

Ray Gedert
Director at The Personal Airline Exchange Inc. since 2014. President of Money Mailer of South Bay, June 2013 - Present. Ray is an early investor in PAX. His career has covered technology at Dell and HP.

Number of Employees: 6

Related party transactions

The company has received loans from Michael Azzarello totaling $17,000. The loans have an interest of 3% and are due August 2020.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Intellectual Property** Our patent applications and other intellectual property could be unenforceable or ineffective. This could have material impact on the Company's potential valuation and operations.
- **Intellectual Property Research** One of the Company's most valuable assets is its intellectual property. Continued development is necessary to achieve success and remain competitive. We cannot accurately predict the time and effort to achieve this, or if we will be successful in finding commercially viable solutions to technical issues. This could have material impact on the Company's potential valuation and operations.
- **Valuation** Any valuation of the company at this stage is pure speculation. The Company does not have an operating history to base a valuation on.
- **Ongoing Capital Requirements** To fully execute its business plan and maximize operating revenue, the Company may require an infusion of capital after the effective date of the Offering. Therefore, the Company may issue additional securities through a subsequent private offering, which could significantly dilute the equity holdings of the Investors. There is no assurance that the Company will be successful in the current or future fund raising efforts.
- **Our financial review includes a going concern note** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. The

Company's projections are that revenue and gross margin are not sufficient to cover costs, generating economic loss for at least two years, making the Company reliant of raising capital through offerings, debt or a combination of the two.

- **Start-up Venture** Because the Company only recently emerged from its research and development phase, the Company must be considered a "start-up" enterprise with no history or track record respecting its intended business purpose. The Company has no operating history upon which prospective Investors may evaluate the Company's future performance, and the Company may not be able to establish and develop its business as contemplated. No representation is or can be made as to future operations or the income or loss to the Company. Various factors, such as acts of God, competition, governmental regulation, patent issues, and the possibility of operating expenses exceeding those anticipated by the Company, may adversely affect the accuracy of the assumptions and the reliability of the financial forecasts. There can be no assurance that the Internal Revenue Service ("IRS") will agree with the Company as to the deductibility of certain expenses. If any of the assumptions proves to be inaccurate or inapplicable, the forecasted benefits of investment in, or anticipated income from, the Company may be reduced or deferred.
- **Reliance on Management** The ability of the Company to manage its business successfully depends, in large part, upon the experience and expertise of the Managers, Officers and Directors of the Company. With few exceptions, all decisions with respect to the management of the Company will be made exclusively by the Managers and Officers. The Investors must principally rely on the Officers and Managers for the operation and management of the business. Accordingly, a prospective Investor should not purchase the Common Stock unless willing to entrust all aspects of management of the Company to the Managers, Officers, and Directors of the Company.
- **Restrictions on Transferability and Limited Liquidity of the Securities** Offered securities must be acquired for investment purposes only and not with a view toward, or for, resale in connection with, any distribution of the securities. The securities have not been and will not be registered under the Act or any state securities law, and will be sold in reliance upon exemptions under Section 4(2) of the Act and applicable exemptions under state law. The Investors may not require registration of the securities, and, in view of the nature of the transaction underlying the Offering, it is not likely or contemplated that such registration will occur. Accordingly, there can be no assurance that an Investor will be able to liquidate the Investor's investment in the Company. Furthermore, if, as a result of some change in circumstances arising from an event not now contemplated, an Investor wishes to transfer the securities, the Investor will most likely find an extremely limited market, if any, for the Offered Units. INVESTORS WHO DO NOT WISH TO RETAIN AN INVESTMENT IN THE SECURITIES FOR A SUBSTANTIAL PERIOD OF TIME ARE ADVISED AGAINST INVESTING IN THE SECURITIES.
- **Competition** There are several competitors to the Company that are attempting to offer a similar or alternative travel service. The Company has what it believes

to be a unique approach to the market, but there is no assurance that competitors do not have similar products under development. Several of the potential competitors have closed significant funding and are operating.

- **Reliability of Information** The information on which this Memorandum is based has been obtained from various sources deemed reliable. However, neither the accuracy nor the completeness of such information is guaranteed. The Company urges prospective Investors to independently verify the information contained in this Memorandum.
- **Review of Government Agencies** This Memorandum has not been submitted to, passed on, approved by, filed with or reviewed by the United States Securities and Exchange Commission or any state agency regulating or supervising the issuance of securities, and none of the foregoing has passed on or endorsed the merits of this Memorandum. Any representation to the contrary is unlawful.
- **Supporting Documents** Reference should be made to the Company' s Articles of Incorporation and Operating Agreement, as well as supporting documents and other information furnished with this Memorandum, for complete information concerning the rights and obligations of the Shareholders and the Company. Certain provisions of such documents are summarized in this Memorandum, but it should not be assumed that the summaries are complete or accurate.
- **No Guaranteed Timing of Distributions** All revenue generated from the Company's business operations will initially be used to pay certain liabilities of the Company and will be reinvested in the Company to finance its operations and growth. Consequently, Investors should not purchase the Securities with the intent or expectation of receiving distributions from the Company for at least two years following purchase of the Securities. Only persons who are capable of and prepared to bear foregoing any distributions or return on their investment for at least two years should consider purchasing the Securities.
- **Key Man Risk** The Company is reliant upon the expertise of the Founders. The knowledge, experience and collaboration effectiveness of the Founders is critical to the success of the Company, especially in the research and design of the product. Loss of one or both of these individuals would be detrimental to the success of the Company. Replacement of either or both of the Founders would be difficult.
- **Charter Industry Regulation** The on-demand charter industry in the USA is regulated by the US Department of Transportation (DOT) and the Federal Aviation Administration (FAA). The Company has reviewed existing regulations that pertain to the Company's proposed service. However, there is the possibility that the regulating agencies, or other government agencies, could determine that the Company's operations are in violation of existing, or future, regulations. The continued operation of the Company could be at risk if this occurred and the Company is not able to change its product, business processes, or operations to be in compliance.
- **Industry Acceptance** The Company has successfully sold charter flights, purchased from charter operators and resold to the Company's customers. However, there is no assurance that charter operators will adopt the Company's system, specifically for bidding on flights. The Company has removed barriers to

entry, e.g. no cost to use the system, but if operators fail to adopt usage of the system, reaching the projected efficiencies will be more difficult, adding costs to the Company's operating budget.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Mike Azzarello, 38.0% ownership, Common Stock

Classes of securities

- Common Stock: 3,595,166

Voting Rights

The holders of shares of the Company's Common Shares, no par value per share ("Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

- Convertible Note: 5,000

Note converts to equity when the company raises $2,000,000 in qualified equity financing
Maturity Date: May 2, 2019
$5,000,000 valuation cap
5% yearly interest rate
15% Discount

Upon conversion of the Notes, Investors will acquire Common Stock, which enjoy and are subject to the rights, priorities, privileges and restrictions delineated in the Common Stock description.

What it means to be a Minority Holder

Common Stock have voting rights as described above.

As a minority holder of common shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the

Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

In 2015 the Company booked charter flights based on the active promotion of the site with a focus on the ski season market in Colorado. Charter revenue from the pilot launch was $55,000. While the results were positive, it was clear that reaching a sustainable position with a scalable mode was still far off. PAX management consulted with the Board and our lead investors to review the options. An unanimous decision was made to scale down PAX activities to a minimize cash burn for 2016/2017. During this time, the Founders pursued the new design. The research performed covered many disciplines: Computer Science, Agent Based Negotiations, Economics/Market Design, and Artificial Intelligence. There were virtually no expenses for PAX during this period, but without active marketing efforts, there was also no revenue.

Even with no active marketing, the company has sold charter flights based on people finding the site and then contact the Company through the systems - September 2017 the Company sold $5,000 of charter revenue as example.

The Company's current cash position is $5,000, providing several months of operations of the basic infrastructure costs.

The company is targeting 10-15% gross margin on sales, which is aligned with typical charges be charter brokers. Margin from other sources is possible, e.g. cancellation fees.

With a more sophisticated application and marketing spend, the sales volume is expected to be greater than the prototype phase previously performed.

Financial Milestones

Segel Group made a Seed funding investment in 2014, funding the design and development of the prototype. The launch we limited to ski markets, marketing was driven through local ski resort outlets and was modest in spend. The results of this were charter sales of $55,000.

In 2015 the Company decided to focus on the design issues and underlying problems affecting the charter market. To accomplish this, the Company paused marketing spend and development work on the prototype. This had the effect of reducing expenses to basic infrastructure costs: phones, cloud services for the site. No salaries were paid during this period.

With the Company in "Stealth" mode, we were able to conserve cash, and not spend human resources raising funds. The intent was to seek funding once we had solved the problem preventing on-demand charter from being shared by multiple users.

In 2017 the company applied and was accepted into the KiwiTech Accelerator Program. This is an "in-kind" investment by KiwiTech of up to $500,000 towards professional services for the development of the application. With the reduced development cost for Program Participants plus the in-kind investment, the Company is getting about 10:1 leverage on our development spend compared to the firm used for the Prototype.

The Company has defined the key science and math algorithms to move forward with the system development. The crowd funding campaign on Start Engine funds the development of the application and the funding of marketing for at least six months.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other method available to the company.

Charter sales will generate gross margin of 10-15%. The Company does not anticipate that sales during the first year will be sufficient to reach breakeven cash flow. Since sales do contribute gross profit, liquidity could be improved if charter sales are robust, e.g. over $500,000 during the first six months of service.

Capital resources for the company, outside of the crowd funding campaigns, consist of loans by the Founders as well as additional investment by existing shareholders. The company does not have a line of credit or commercial loan, and has no plans to get one.

The Company believes that with the success of a crowd funding campaign, completion of the development and launch of the new application, it will be able to pursue additional funding through crowd funding and directly with individual investors.

Indebtedness

The Company has an outstanding convertible note totaling $5,000 with one individual from a previous capital raise. Interest will accrue under the Note at 5% per annum, and all unpaid principal and interest shall be due on the earliest of (i) May 2, 2019; (ii) the closing of a Change of Control Event; (iii) conversion to common stock upon an equity financing of at least $2,000,000. The company has received loans from Michael Azzarello totaling $17,000. The loans have an interest of 3% and are due August 2020. The Company has no other debt.

Recent offerings of securities

- 2016-05-02, 506(b), 5000 Convertible Note. Use of proceeds: Product development - $1,000 Operations - $4,000
- 2015-01-05, Section 4(2)/Section 4(a)(2) - (No public offering), 100000 Common Stock. Use of proceeds: Product Development and deployment - $30,000 Advertising & Marketing - $12,300 Cost of Goods Sold - $45,300 Salaries - $40,000 Taxes and Fees - 30,000
- 2014-06-10, Section 4(2)/Section 4(a)(2) - (No public offering), 200000 Common Stock. Use of proceeds: Product Development and deployment - $73,000 Advertising & Marketing - $15,000 Cost of Goods Sold - $120,835 Salaries - $41,000 Taxes and Fees - 24,600

Valuation

$3,595,166.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. This is the same valuation used when we received the Seed Funding in 2015.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000

Less: Offering Expenses		
StartEngine Fees (5% total fee)	$500	$5,350
Escrow Fees	$125	$125
Professional Fees	$0	$4500
Net Proceeds	$9,475	$98,095
Use of Net Proceeds:		
R&D and Production	$8,000	$25,000
Marketing	$0	$25,000
Working Capital	$1,475	$25,000
Total Use of Net Proceeds	$9,475	$75,000

We are seeking to raise $10,000 (minimum amount) up to $107,000 (target amount) in this offering through Regulation Crowdfunding. If we manage to raise our target amount of $107,000, we believe it will last more than 6 months. Distribution of the net proceeds of approximately $98,000 are listed in the table above.

The focus of this raise is to build the product, launch the service within a defined market and a focused marketing plan, to generate data to show traction for the service and the company. We will use the outcome of this effort to raise additional funds to expand the product and the service offering.

Professional Fees are for CPA certification of the Company's financial statements and capital table, required to raise funds above $107,000 through Regulation CF.

R&D and Production fund the PAX contribution towards development services of the system - website and mobile App. The Production expense is cloud services for hosting the application and interfaces to several systems through APIs, i.e. IBM Watson.

Marketing spend is Google AdWords, local media buys (local news papers & their websites), and direct contact pieces. There is a A/B Testing of marketing messages and mode to quantify the approaches.

Working Capital covers merchant fees and credit card reserves/holds (14-30 days delay from processing to receipt of funds), and funding of charter flights prior to the flight - PAX holds customer funds in a separate escrow account until the flight occurs.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available directly to investors who provide an email address to the company, and on its website http://www.pax.aero in an annual report section. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Personal Airline Exchange, Inc.

[See attached]

PERSONAL AIRLINE EXCHANGE, INC.

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
2016 & 2017

I Michael Azzarello, the Chief Executive Officer of Personal Airline Exchange, Inc., hereby certify that the financial states of Personal Airline Exchange, Inv. And notes thereto for the periods ending 2016 and 2017 included in the Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $1,215; taxable income of -$18345.78 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 20, 2018.

_______________________________(Signature)
Michael Azzarello

Chief Executive Officer __(Title)

April 20, 2018__ (Date)

Personal Airline Exchange, Inc.
Balance Sheet
As of December 31, 2017
(unaudited)

	Dec 31, 17	Dec 31, 16
ASSETS		
Current Assets		
Checking/Savings		
PAX Checking	11,282.66	424.44
Total Checking/Savings	11,282.66	424.44
Accounts Receivable		
Accounts Receivable	-40.44	-40.44
Total Accounts Receivable	-40.44	-40.44
Total Current Assets	11,242.22	384.00
TOTAL ASSETS	11,242.22	**384.00**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	-650.00	
Other Current Liabilities		
Azzarello Loan	18,669.66	2,709.66
Total Other Current Liabilities		2,709.66
Total Current Liabilities	18,669.66	2,709.66
Long Term Liabilities		
Convertible Note	5,000.00	5,000.00
Total Long Term Liabilities	5,000.00	5,000.00
Total Liabilities	23,669.66	7,709.66
Equity		
Capital Stock	681,469.19	667,575.19
Opening Balance Equity	1,114.59	1,114.59
Retained Earnings	-676,015.44	-669,021.16
Net Income	-18,345.78	-6,994.28
Total Equity	-11,777.44	-7,325.66
TOTAL LIABILITIES & EQUITY	11,242.22	384.00

Personal Airline Exchange, Inc.
Income Statement
As of December 31, 2017
(unaudited)

	Jan - Dec 17	Jan - Dec 16
Ordinary Income/Expense		
Income		
Sales		
Whole Plane Charter	5,125.00	0.00
Sales - Other	0.00	0.00
Total Sales	5,125.00	0.00
Total Income	5,125.00	0.00
Cost of Goods Sold		
Charter Services	3,910.00	0.00
Total COGS	3,910.00	0.00
Gross Profit	1,215.00	0.00
Expense		
Advertising and Promotion	547.45	408.47
Automobile Expense	17.60	96.12
Bank Service Charges	553.03	359.40
Business Licenses & Fees	100.00	152.00
Business Licenses and Permits	119.00	475.00
Computer and Internet Expenses	60.88	79.38
Dues and Subscriptions	70.00	109.00
Federal Excise Tax	338.95	0.00
Income Tax	876.45	-800.00
Insurance Expense	0.00	-112.00
IT Infrasturcture		
Hosting Services	2,000.86	2,024.29
Internet	60.49	109.36
IT Professional Services	10,000.00	960.00
IT Infrasturcture - Other	1,263.89	562.49
Total IT Infrasturcture	13,325.24	3,656.14
Meals and Entertainment	41.69	89.89
Office Supplies	49.99	0.00
Payroll Expenses		
Federal Payroll Taxes	0.00	210.00
State Payroll Taxes	0.00	0.00
Payroll Expenses - Other	0.00	0.00
Total Payroll Expenses	0.00	210.00
Postage and Delivery	24.24	8.18

Professional Fees	355.00	448.99
Reconciliation Discrepancies	16.00	0.00
Rent Expense	0.00	0.00
Research	0.00	0.00
Salaries		
Management	1,371.75	0.00
Total Salaries	1,371.75	0.00
Telephone Expense	783.18	981.78
Travel Expense	910.33	831.93
Total Expense	19,560.78	6,994.28
Net Ordinary Income	-18,345.78	-6,994.28
Other Income/Expense		
Other Income		
Interest Income	0.00	0.00
Total Other Income	0.00	0.00
Net Other Income	0.00	0.00
	-18,345.78	-6,994.28

Personal Airline Exchange, Inc.
Statement of Cash Flows
Years 2016 and 2017
(unaudited)

	Jan - Dec 17	Jan - Dec 16
OPERATING ACTIVITIES		
Net Income	-18345.78	-6,994.28
Adjustments to reconcile Net Income to net cash provided by operations:		
Deposits & Retainers		
Merchant Services Reserve		
Accounts Payable		
Azzarello Loan	15960.00	1,709.66
Net cash provided by Operating Activities		-5,284.62
FINANCING ACTIVITIES		
Capital Stock	13894.00	
Convertible Note		5,000.00
Net cash provided by Financing Activities	13894.00	5,000.00
Net cash increase for period	11508.22	-284.62
Cash at beginning of period	424.44	709.06
Cash at end of period	11932.66	424.44

Personal Airline Exchange, Inc.
Statement of Change in Equity
As of December 31, 2017
(unaudited)

	Common Stock				Retained		Total	
	Shares		Amount		Earnings		Equity	
December 31, 2014	3,457,097	$	567,575	$	(537,630)	$	29,945
Common Stock	138,069	$	100,000			$	100,000
Net Income/Loss				$	(131,389)	$	(131,389)
December 31, 2015	3,595,166	$	667,575	$	(669,019)	$	(1,444)
Common Stock	0		0				
Net Income/Loss				$	(6,994)	$	(6,994)
December 31, 2016	3,595,166	$	667,575	$	(676,013)	$	(8,438)
Common Stock	13,894	$	13,894				
Net Income/Loss					($18,345)		
December 31, 2017	3,609,060		681,469	$	(694,358)	$	(12,889)

Notes to the Consolidated Financial Statements
(unaudited)

Note 1 - Business and Nature of Operations

Personal Airline Exchange, Inc. was formed in November 2014 in Delaware, with offices in California. The financial statements of Personal Airline Exchange, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in Santa Monica California.

Personal Airline Exchange, Inc. (PAX) is an online company that provides a marketplace platform to allow the request, negotiation and sale of jet charter flights. Unique to PAX is the ability for multiple users to hold virtual negotiations with each other, grouping together enough parties to form a flight, e.g. twenty people negotiating thru an online agent to find six passengers to fill a flight. Once a flight is created, it is submitted to charter operators through a bidding system. The PAX system makes extensive use of advance computer science, cognitive artificial intelligence, and proprietary flight optimization algorithms.
PAX, as a platform, adds a markup fee to what operators bid, and charges users a transaction fee for completing a sale.

The company has a track record of making charter sales through an online platform. The customer base is existing charter customers, and airline customers that are willing and able to pay for improved service. Currently PAX has contacts of over 6,000 people who have shown interest in PAX service.

In 2015 the Company booked charter flights based on the active promotion of the site with a focus on the ski season market in Colorado. Charter revenue from the pilot launch was $55,000. While the results were positive, it was clear that reaching a sustainable position with a scalable mode was still far off. PAX management consulted with the Board and our lead investors to review the options. An unanimous decision was made to scale down PAX activities to a minimize cash burn for 2016/2017. During this time, the Company pursued the new design. The research performed covered many disciplines: Computer Science, Agent Based Negotiations, Economics/Market Design, and Artificial Intelligence. There were virtually no expenses for PAX during this period, but without active marketing efforts, there was also no revenue.
Even with no active marketing, the company has sold charter flights based on people finding the site and then contacting the Company through the systems - September 2017 the Company sold $5,000 of charter revenue as example.
The Company's current cash position is $5,000, providing several months of operations of the basic infrastructure costs.
The company is targeting 10-15% gross margin on sales, which is aligned with typical charges be charter brokers. Margin from other sources is possible, e.g. cancellation fees.

With a more sophisticated application and marketing spend, the sales volume is expected to be greater than the prototype phase previously performed.

Note 2 - Summary of Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the state of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of services directly to the consumer, reseller, or broker when (a) persuasive evidence that an agreement exists; (b) the service (flight) has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Corporation. Under these provisions, the Company pays federal corporate income taxes on its taxable income. The Company will pay state income taxes at the state(s) corporate rate(s).

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United State of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporate up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplement guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Note 3 - Debt

The Company has an outstanding convertible note totaling $5,000 with one individual from a previous capital raise. Interest will accrue under the Note at 5% per annum, and all unpaid principal and interest shall be due on the earliest of (i) May 2, 2019; (ii) the closing of a Change of Control Event; (iii) conversion to common stock upon an equity financing of at least $2,000,000.

The company has received loans from Michael Azzarello (founder) totaling $17,000. The loans have an interest of 3% and are due August 2020.

Note 4 – Commitments and Contingencies

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Note 5 – Stockholders' Equity

Common Shares
The Company has authorized 25,000,000 common shares and issued 3,595,166 common shares, par value $0.002 per share.

Note 6 – Related Party Transactions

The company has received loans from Michael Azzarello totaling $17,000. The loans have an interest of 3% and are due August 2020.

Note 7 – Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2016 through September 26, 2017.

The Company was accepted in to the KiwiTech Accelerator Program in May 2017. This provides reduced rates for professional services and in-kind investment up to $500,000.

The Company booked a charter flight in September for $5,000, in spite of no active marketing efforts.

The Company's cash position is $5,000.

PERSONAL AIRLINE EXCHANGE, INC.

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
2015 & 2016

I, Michael Azzarello, the Chief Executive Officer of Personal Airline Exchange, Inc., hereby certify that the financial statements of Personal Airline Exchange, Inc. and notes thereto for the periods ending 2015 and 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $ 0.00; taxable income of -$6,947 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the September 19, 2017.

_________________ (Signature)

Chief Executive Officer ____ (Title)

September 19, 2017______ (Date)

Personal Airline Exchange, Inc.
Balance Sheet
As of December 31, 2016
(unaudited)

	Dec 31, 16	Dec 31, 15
ASSETS		
Current Assets		
Checking/Savings		
PAX Checking	424.44	709.06
Total Checking/Savings	424.44	709.06
Accounts Receivable		
Accounts Receivable	-40.44	-40.44
Total Accounts Receivable	-40.44	-40.44
Total Current Assets	384.00	668.62
TOTAL ASSETS	384.00	668.62
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Azzarello Loan	2,709.66	1,000.00
Total Other Current Liabilities	2,709.66	1,000.00
Total Current Liabilities	2,709.66	1,000.00
Long Term Liabilities		
Convertible Note	5,000.00	0.00
Total Long Term Liabilities	5,000.00	0.00
Total Liabilities	7,709.66	1,000.00
Equity		
Capital Stock	667,575.19	667,575.19
Opening Balance Equity	1,114.59	1,114.59
Retained Earnings	-669,021.16	-537,631.38
Net Income	-6,994.28	-131,389.78
Total Equity	-7,325.66	-331.38
TOTAL LIABILITIES & EQUITY	384.00	668.62

Personal Airline Exchange, Inc.
Profit & Loss
As of December 31, 2016
(unaudited)

	Jan - Dec 16	Jan - Dec 15
Ordinary Income/Expense		
Income		
Sales		
Whole Plane Charter	0.00	50,500.00
Sales - Other	0.00	4,760.00
Total Sales	0.00	55,260.00
Total Income	0.00	55,260.00
Cost of Goods Sold		
Charter Services	0.00	45,295.00
Total COGS	0.00	45,295.00
Gross Profit	0.00	9,965.00
Expense		
Advertising and Promotion	408.47	12,272.14
Automobile Expense	96.12	94.20
Bank Service Charges	359.40	1,404.55
Business Licenses & Fees	152.00	241.19
Business Licenses and Permits	475.00	651.50
Computer and Internet Expenses	79.38	1,335.84
Dues and Subscriptions	109.00	1,104.00
Federal Excise Tax	0.00	4,317.25
Income Tax	-800.00	1,622.00
Insurance Expense	-112.00	4,911.95
IT Infrastructure		
Hosting Services	2,024.29	3,093.98
Internet	109.36	233.19
IT Professional Services	960.00	22,775.00
IT Infrastructure - Other	562.49	4,059.02
Total IT Infrastructure	3,656.14	30,161.19
Meals and Entertainment	89.89	815.97
Office Supplies	0.00	587.29
Payroll Expenses		
Federal Payroll Taxes	210.00	20,649.24
State Payroll Taxes	0.00	4,725.10
Payroll Expenses - Other	0.00	324.00
Total Payroll Expenses	210.00	25,698.34
Postage and Delivery	8.18	19.99
Professional Fees	448.99	11,220.44
Reconciliation Discrepancies	0.00	-0.22
Rent Expense	0.00	2,542.60
Research	0.00	15.49
Salaries		
Management	0.00	40,294.61
Total Salaries	0.00	40,294.61
Telephone Expense	981.78	1,419.18
Travel Expense	831.93	628.96
Total Expense	6,994.28	141,358.46

	Jan - Dec 16	Jan - Dec 15
Net Ordinary Income	-6,994.28	-131,393.46
Other Income/Expense		
Other Income		
Interest Income	0.00	3.68
Total Other Income	0.00	3.68
Net Other Income	0.00	3.68
Net Income	-6,994.28	-131,389.78

Personal Airline Exchange, Inc.
Statement of Cash Flows
Years 2015 AND 2016
(unaudited)

	Jan - Dec 16	Jan - Dec 15
OPERATING ACTIVITIES		
Net Income	-6,994.28	-127,103.59
Adjustments to reconcile Net Income to net cash provided by operations:		
Deposits & Retainers		3,818.00
Merchant Services Reserve		2,487.71
Accounts Payable		-4,286.19
Azzarello Loan	1,709.66	1,000.00
Net cash provided by Operating Activities	-5,284.62	-124,084.07
FINANCING ACTIVITIES		
Capital Stock		100,000.00
Convertible Note	5,000.00	
Net cash provided by Financing Activities	5,000.00	100,000.00
Net cash increase for period	-284.62	-24,084.07
Cash at beginning of period	709.06	24,793.13
Cash at end of period	424.44	709.06

Personal Airline Exchange, Inc.
Statement of Change in Equity
As of December 31, 2016
(unaudited)

	Common Stock			Retained		Total	
	Shares		Amount		Earnings		Equity
December 31, 2014	3,457,097	$	567,575	$	(537,630)	$	29,945
Common Stock	138,069	$	100,000			$	100,000
Net Income/Loss				$	(131,389)	$	(131,389)
December 31, 2015	3,595,166	$	667,575	$	(669,019)	$	(1,444)
Common Stock	0		0				
Net Income/Loss				$	(6,994)	$	(6,994)
December 31, 2016	3,595,166	$	667,575	$	(676,013)	$	(8,438)

Notes to the Consolidated Financial Statements
(unaudited)

Note 1 - Business and Nature of Operations

Personal Airline Exchange, Inc. was formed in November 2014 in Delaware, with offices in California. The financial statements of Personal Airline Exchange, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in Santa Monica California.

Personal Airline Exchange, Inc. (PAX) is an online company that provides a marketplace platform to allow the request, negotiation and sale of jet charter flights. Unique to PAX is the ability for multiple users to hold virtual negotiations with each other, grouping together enough parties to form a flight, e.g. twenty people negotiating thru an online agent to find six passengers to fill a flight. Once a flight is created, it is submitted to charter operators through a bidding system. The PAX system makes extensive use of advance computer science, cognitive artificial intelligence, and proprietary flight optimization algorithms.
PAX, as a platform, adds a markup fee to what operators bid, and charges users a transaction fee for completing a sale.

The company has a track record of making charter sales through an online platform. The customer base is existing charter customers, and airline customers that are willing and able to pay for improved service. Currently PAX has contacts of over 6,000 people who have shown interest in PAX service.

In 2015 the Company booked charter flights based on the active promotion of the site with a focus on the ski season market in Colorado. Charter revenue from the pilot launch was $55,000. While the results were positive, it was clear that reaching a sustainable position with a scalable mode was still far off. PAX management consulted with the Board and our lead investors to review the options. An unanimous decision was made to scale down PAX activities to a minimize cash burn for 2016/2017. During this time, the Company pursued the new design. The research performed covered many disciplines: Computer Science, Agent Based Negotiations, Economics/Market Design, and Artificial Intelligence. There were virtually no expenses for PAX during this period, but without active marketing efforts, there was also no revenue.
Even with no active marketing, the company has sold charter flights based on people finding the site and then contacting the Company through the systems - September 2017 the Company sold $5,000 of charter revenue as example.
The Company's current cash position is $5,000, providing several months of operations of the basic infrastructure costs.
The company is targeting 10-15% gross margin on sales, which is aligned with typical charges be charter brokers. Margin from other sources is possible, e.g. cancellation fees.

With a more sophisticated application and marketing spend, the sales volume is expected to be greater than the prototype phase previously performed.

Note 2 - Summary of Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the state of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of services directly to the consumer, reseller, or broker when (a) persuasive evidence that an agreement exists; (b) the service (flight) has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Corporation. Under these provisions, the Company pays federal corporate income taxes on its taxable income. The Company will pay state income taxes at the state(s) corporate rate(s).

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United State of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporate up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplement guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Note 3 - Debt

The Company has an outstanding convertible note totaling $5,000 with one individual from a previous capital raise. Interest will accrue under the Note at 5% per annum, and all unpaid principal and interest shall be due on the earliest of (i) May 2, 2019; (ii) the closing of a Change of Control Event; (iii) conversion to common stock upon an equity financing of at least $2,000,000.

The company has received loans from Michael Azzarello (founder) totaling $17,000. The loans have an interest of 3% and are due August 2020.

Note 4 – Commitments and Contingencies

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Note 5 – Stockholders' Equity

Common Shares
The Company has authorized 25,000,000 common shares and issued 3,595,166 common shares, par value $0.002 per share.

Note 6 – Related Party Transactions

The company has received loans from Michael Azzarello totaling $17,000. The loans have an interest of 3% and are due August 2020.

Note 7 – Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2016 through September 26, 2017.

The Company was accepted in to the KiwiTech Accelerator Program in May 2017. This provides reduced rates for professional services and in-kind investment up to $500,000.

The Company booked a charter flight in September for $5,000, in spite of no active marketing efforts.

The Company's cash position is $5,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

PAX is pending **StartEngine Approval.**


PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

PAX

Crowd Economy Solution for Jet Charter

Small OPO · Santa Monica, CA · Transportation
US Investors Only


PAX


Better
PAX
A 500 mile trip average speeds:
• 200 mph by jet taxi
• 100 mph by propeller airplane
• 75 mph by airlines
Door to Door Trip Speed, MPH
350
300
250
200
150
100
50
0
0
500
1,000
1,500
2,000
2,500
3,000
One Way Trip Distance, Miles
Scheduled Service
Jet Air Taxi
Prop Air Taxi
Car
NASA FAA SATS Project Research



The On-Demand Airline That Has a Low Cost Per Seat

Invest in PAX, The Personal Airline

PAX combines the best elements of on-demand charter with the low per-seat cost of scheduled airlines. Our vision is a new air travel model that lets you set the most important points of your trip—the **on-demand part**—then have a virtual negotiation with other passengers and charter operators. The result is creation of flights that meet your goals and are shared by other passengers. PAX flights are faster than driving or the airlines, and are cost effective.

NASA & FAA Small Aircraft Transportation System (SATS) research found that **airline speed has dropped dramatically,** especially for short trips. PAX flights focus on these trips, between airports that have poor airline service. Driving is the alternative, but congestion in Mega-Regions is making these trips more difficult.

"Flying on business jets is great! The whole experience is about saving time, luxury, and avoiding the hassles of airline travel. But jet charter is crazy expensive, it is a service for the '1%'!" **PAX changes this.**

First, we retain the best part of on-demand charter, namely you get to "demand" a flight - specify the dates, times, and airports and a lot more. We then integrate the per-seat cost of airlines - you only pay for the seat you are in, not the whole aircraft.

There are a lot of proprietary programs and specialized processing we do to make this work, but the result is a platform that is easy to use, and that works to find the best solution for you.

The team has experience across a wide segment of aviation and technology - critical to achieving our goals for product design and development.

These are companies the Team has been involved with; does not indicate an endorsement by these companies of PAX.

PAX is crowdfunding to fund the development of the new application design and the Launch Plan to prove traction of the system and service. And we want to attract people to PAX; what better way than to offer an investment to people that are likely to use our service!

Investment

$1 / share of Common Stock | Minimum $500 investment

When you invest, you are betting the company's future value will exceed $3.7M.

What We've Accomplished So Far



- Seed funding from Segel Group to build and deploy the prototype system - 2014/2015
- Launched service for Colorado ski season - Telluride resort - 2015
- Sales of $55,000 during Prototype test
- +6,000 interested users
- +1,500 online quote requests
- Selected by KiwiTech Accelerator program in May 2017
- Performed simulation of market design to test the algorithms
- Completed Market Design & Technical Design in 2017 for the new system
- Launched crowdfunding in September 2017 to build the system and deploy in limited release

What People Are Saying About PAX

"PAX is what's needed now! Not only is airline travel a pain, but many trips are too long to drive because of traffic. PAX fixes this!"

John Shields

Former CEO Trader Joes, investor in PAX

"I have used PAX services on several occasions. When I can request a flight and have the system manage the process to share it, I will use it even more! Perfect for the regional trips that simply take too long."

Ben Beazley, President of RTS Insurance

Our History

PAX is the result of two previous companies' founders combining efforts to realize a common vision of what air travel could be. **Bruce Sawhill** was co-founder of **DayJet**. Their model was to address the MegaRegion travel problem by creating an air taxi service. The service would allow passengers to make trips of 100-300 miles in a jet at $1-3/mile. The company raised venture capital and made a big bet on a new aircraft type, the Very Light Jet. Eclipse Aircraft was an early entrant in this space, and DayJet bet their company on it. Eclipse was several years late, and when it did arrive it was not hitting the performance and operational targets originally planned. DayJet launched service in 2007, three years late, but immediately saw demand for the jet taxi model.

With an online system that checked availability and pricing in real-time - Bruce's invention - DayJet broke new ground in the science of air taxi operations. Operating for a year, they refined operations and systems, reaching the point of profitable flights and consistently combining passengers on flights. DayJet sought a Series B round of funding as the financial crisis was peaking in 2008. All funding was effectively frozen. Even though DayJet was operating and growing it was still burning cash - without more funding DayJet ceased operations in late 2008.

During the same time that DayJet was building their company, **Mike Azzarello** founded **JetLimo** and launched the site with seed funding. JetLimo launched in 2008 and generated user visits to the site. The system provided real-time quotes for charter, and a mechanism to book a seat or flight, and then promote it to other passengers. Relying on a Field of Dreams strategy - "build it and they will come", JetLimo calculated that once a critical mass of users was reached, there would be *organic aggregation* of people on flights. The critical mass of active users did not materialize, but JetLimo site traffic generated charter sales.

Mike connected with Bruce through LinkedIn. Together they started discussing how to address the market with a new model, learning from experiences at DayJet and JetLimo. May 2011 JetLimo signed a strategic agreement with **JetSuite** for custom charter applications. With the introduction of *SuiteShare*, JetSuite's private branded shared charter service, JetLimo's technology was in use by a leading charter operator. In 2012 the agreement was expanded with *SuiteDeal*, a completely automated empty-leg sales tool with a bidding feature. Close to 1,000 flights were booked as SuiteShare and SuiteDeals using JetLimo's technology.

The team met with Segel Group Limited (SGL) in Santa Monica CA in early 2014. David Segel had interest in aviation investments but also the creation of exchanges to bring efficiencies to complex transactions. This is when Personal Airline Exchange, Inc. started - a platform to address the complexity of charter with the efficiency of electronic exchanges. Knowing that more consumer friendly names were needed, PAX trademarked "**The Personal Airline**", "**JetSeat**" and "**Crowd Scheduling**". With seed funding from SGL, PAX performed a market survey and built a test plan to judge consumer acceptance of requesting, negotiating and buying charter online.

The launch of the prototype system took place during the Winter, with focused marketing on ski season travel. Substantial user traffic to the site confirmed that people were willing to proceed far into a transaction on a website or mobile device before needing to talk directly with a person. What was still not working was an automated method to have multiple people negotiate with each other to find a common flight.
PAX and SGL discussed the need to perform research on the science and math required to achieve our vision. PAX scaled back marketing spend and development work on the prototype site, focusing resources on research and design.

The PAX team *deconstructed* both DayJet and JetLimo operations, as well as current charter business practices, including charter brokers. Leveraging PAX advisors, the team focused on the Economic strategy of *Market Design* to take an existing inefficient market and improve its operations for the benefit of all participants - buyers and sellers. Market Design is especially useful for complex transactions, like jet charter. This allowed the team to visually model how a system would work, retaining the core principal that it remain "on-demand" charter. The research lead to Agent Based Negotiation - computer systems that negotiate on your behalf with other Agents, and the design of an operator focused bidding system to improve their utilization and efficiency (revenue per hour). Bruce overlaid his flight optimization formulas onto the system, bringing it all together. And we discovered the missing element, "**change management**" - charter has egregious terms for cancellations and changes. The PAX team created a system, using flight optimization, to minimize the financial impact to passengers when a change or cancellation occurs.

It's Time to Disrupt the Charter Market

The on-demand charter market is ready for **disruption**! But unlike taxi and home rental, charter transactions are complex and have high costs - a comprehensive system that addresses all the elements of on-demand charter, and incorporates multi-party negotriaiotn, is needed to deliver a breakaway technology. Existing attempts so far show the same pattern of reverting on-demand charter to scheduled airline service - this takes away the most valuable aspect of charter! The PAX decision to pause operations and focus on the foundational issues means that PAX is well positioned to deliver a breakthrough service today. The combination of Mega Region dynamics and alternative travel models means people are willing to try new services if they offer an order of magnitude improvement to existing options. For this funding round, since this is deployment of a new model, we kept the company valuation at the same level that was set for the Seed Round. This crowdfunding campaign funds the development of the new design, website and mobile App, and funds the marketing plan to drive sales within the selected markets (granularity to zip code and neighborhood). Follow on Crowd Funding campaigns will adjust the valuation of the Company based on proof of traction from the launch.

The Personal Airline Service

To passengers and charter operators, our App is an intuitive "airline like" system to request on-demand charter. What is hidden is the proprietary algorithms addressing the issues of negotiating on-demand charter in a shared per-seat model. Our design addresses these issues, bringing to market a breakthrough in on-demand charter.



Challenge: Network Problem



There are **38,760 possible solutions when twenty people attempt negotiating a flight with six seats.** Direct communication is virtually impossible.

Challenge: Complex Transaction



Charter is expensive, so mistakes are expensive. And it's a complex transaction, with six core variables and over 20 total variables - each potentially having multiple values. The possible solutions skyrockets to the billions for the same flight of six passengers (see box at left).

The PAX Advantage

The PAX Team reviewed the data from our Prototype launch, and compared it to our experiences with earlier companies. We then performed a "clean sheet" design of an on-demand charter market with shared seats. Key participants of the team were a Ph.D. in Economics who is an expert in airline economics (regulated and unregulated), and another adviser with extensive aviation operations expertise. We believe the result is a breakthrough technology!



Virtual Negotiation Agents communicate with each other, on behalf of the user, finding optimal solutions in seconds.



Artificial Intelligence provides users with "intelligence augmentation" to make better decisions faster, and avoid mistakes.



Flight Optimization, our proprietary "secret sauce", is embedded in the negotiation agent system and the AI system.

A tour of the PAX Service - imagine you need to take a trip that is about 300 miles. Too long to drive, but if airline service is limited, your flights times are pretty close to drive time. With PAX you start a request and instantly see: any existing flights, other passengers' request with similar travel plans, and flight availability by operators. PAX embarks on an Agent based negotiation process with all of these groups. You see your options, are provided recommendations, respond to the recommendations, PAX continues negotiating for you, and in a short period of time you see your best choices. You then decide if you want to commit to the flight (payment), place a hold and pay later, or simply be informed of changes, e.g. more passengers and lower fare.

System Features and Benefits


Application Map
Natural Language
UI
Multi-Party Negotiation Agent (MPN)
Machine Learning based system that deploys Agent Based Negotiation strategies
Real-time flight optimization that supports the MPN agent and the CVA agent
Flight Optimization Service
Combined Value Auction (CVA)
An intelligent system that requests bids from operators in a format that is beneficial to all parties
Robust communications across all modes, e.g. text, voice message, email, App, customer service calls
Messaging Service
API to Watson Services
Machine Learning AI toolkits, Voice recognition, language translation
Confidential Information of Personal Airline Exchange, do not share without NDA

- Intuitive User Interface & User Experience
- Agent based negotiation algorithms
- Multi-party (more than two) negotiation algorithms
- Operator focused bidding system to drive value
- Flight Optimization embedded in the system
- User flexibility on committing to a flight
- Automated Change Management - address cancellations and disruptions in real-time with limited exposure for users
- Machine Learning Artificial Intelligence

The Market for Chartered Flights

The private charter market is about **$23 billion per year** - IBISWorld "Charter Flights in the US: Market Research Report". This is small compared to domestic airline market of $168 billion. Just airline First Class and Business Class, 26.8% of revenues, is $45 billion for 2016 - International Air Transport Association. Breakaway success is reached by bridging the gap between *on-demand* private jet charter and *scheduled* airlines. When a chartered jet is shared and operational efficiencies are improved through flight optimization, the price per-seat is within range of airlines. And PAX flights are dynamically created based on user demand, so they are the trips that people want, not a predefined schedule.

Air Travel in the U.S.

719M passengers per year

$168B in revenue per year

BUREAU OF TRANSPORTATION STATISTICS, U.S. Department of Transportation - 2016 Data

The Sharing Economy, Up in the Air

Private jet charter is plagued with a *thin* number of buyers and a *fat* number of sellers. This leads to constant battles by charter companies for the same buyers. And most of charter sales are by brokers, who treat it as a commodity. But there is a big difference between operators that matters for buyers, for example, age of the fleet, training of crew, alternate aircraft availability, are just a few.

The PAX solution provides buyers with a platform to **successfully negotiate a shared charter flight,** factoring in the many variables and letting users assign a personal value to each.

And PAX provides operators with a comprehensive dashboard that allows successful bidding on flights - with integrated flight optimization they can overlay their charter flights with PAX flights to find optimal flight plans. This holistic approach is why Airbnb broke away from other online home rental companies, propelling it past their competitors in a short period of time.


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INVESTING WITH PAX

2007

Bruce Sawhill creates flight optimization design

DayJet proves jet-taxi concept works, based on Bruce's flight optimization algorithms, launching service in Florida.

2009

Online tools for shared charter and empty leg sales

Mike Azzarello's company successfully deploys online applications for a shared charter service and fully automated empty leg sales.

June 2015

Join forces to form PAX

Mike and Bruce team up to form PAX. Embark on new model. Secure funding for prototype.

2016



Research to create a new market design for charter

The team spends 2016 and 2017 working on the design, running simulations, and translating into a business model that scales to large volumes.

May 2017

Accepted to KiwiTech Accelerator Program

KiwiTech invests in select start ups with "in kind" contributions to development work. Investment of upto $500,000.

September 2017



StartEngine Crowdfunding Launched!

Taking our design to reality with StartEngine crowdfunding! This funding round covers development, marketing and administration costs.

Meet the Founders





Mike Azzarello

Founder & CEO, Director

Founder, CEO and Director of Personal Airline Exchange, Inc., June 2014 to Present. Founded JetLimo, successful charter sales through website. Built SuiteShare and SuiteDeal Apps for JetSuite, booking 2-5 flights per day. Sales Management at Sun and Oracle. COO for a Southern California Oracle development firm.

Bruce Sawhill, PhD

Founder & Chief Scientist

Chief Scientist of Personal Airline Exchange, Inc., June 2014 to Present. Co-Founder of DayJet, an air taxi service that allowed purchase of individual seats for charter. Created proprietary algorithms to manage floating fleet of jets. Inventor on multiple patents on aircraft trajectory and logistics. Ph.D in Theoretical Particle Physics from Stanford.

And the Rest of the Team



Becca Bennett

Communications Director

Communications Director at Telescope Magazine. Broad experience in media communications across multiple industries.



Lynsey Martin

Customer Service

Event sales specialist with focus on large commercial events. As a Project Manager, Lynsey understands the importance of addressing customer requests quickly and efficiently. Lynsey was part of the customer support team for JetLimo.



Fred Reid

Adviser

Former CEO Lufthansa Airlines, Founder & CEO Virgin America, CEO Flexjet. Currently an active Board member and officer on several aviation related ventures. Expertise in operations, branding and strategy.



Jim Miller III, PhD

Adviser & Investor

An expert on various public policy issues, specifically regulated air travel. Previous positions include Board of Governors of US Postal Service. Chairman of Federal Trade Commission and Director of OMB during Ronald Reagan Presidency. Ph.D in Economics.



George Lebeau

Director

Director at The Personal Airline Exchange Inc. since 2014. Business Manager for Segel Group Limited May 2009 - Present. SGL is an investment firm in Southern California with a diverse portfolio across multiple industries.



Ray Gedert

Director

Director at The Personal Airline Exchange Inc. since 2014. President of Money Mailer of South Bay, June 2013 - Present. Ray is an early investor in PAX. His career has covered technology at Dell and HP.

Offering Summary

Maximum 100,000 shares of common stock ($100,000)

Minimum 10,000 shares of common stock ($10,000)

Company	Personal Airline Exchange, Inc.
Corporate Address	401 Wilshire Blvd, Suite 1070, Santa Monica, CA 90401
Description of Business	Online jet charter booking service
Type of Security Offered	Shares of PAX common stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

PAX uses complex math to make jet charter cheaper for passengers and more valuable for operators.

The introduction of technology has disrupted many markets. Initially occurring where the pairing of buyer and seller is simple. Like E-trade, who replaced the broker and expanded the market.

More advanced systems with added complexity addressed new markets. This made the process easier. Like Uber, which expanded the market and made booking cars more affordable.

A further enhancement brought match-making features to Apps. Like AirBNB, which interacts equally with the renter and home owner.

The problem is, charter is controlled by human brokers rather than technology. And the human broker takes a large cut from the customer. But PAX is developing a technology to provide the match-making needed to deal with these complex transactions.

Current charter operations are inefficient, with 40% of operator capacity being wasted on empty leg flights and idle aircraft.

PAX will optimize flight scheduling with proprietary research. This leads to a more accessible model that saves passengers money and increases utilization of planes.

A system this complex needs to be designed from the ground up with economic research.

This starts with initial interest, selection, negotiation, and any unforeseen changes. PAX technology takes into account all the variables needed to plan your travel.

Our launch plan is designed to respond to market interest. We introduce new products and open new regions using data driven analytics.

This marketplace will improve the affordability of flights in turn increasing the number of people that can use it.

The PAX team has unprecedented skills and experience in the aviation space. Between economics, airline operations, startup experience and a science team with PhDs in physics and computers science, we have the key to successfully disrupt the charter market. We are PAX. Personal Airline Exchange.

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